UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Amendment No. 3)
(Rule 13e-100)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934
Synutra International, Inc.
(Name of the Issuer)
Synutra International, Inc.
Beams Power Investment Limited
Beams Power Merger Sub Limited
Mr. Liang Zhang
Ms. Xiuqing Meng
(Names of Persons Filing Statement)
Common Stock, par value $0.0001 par value per share
(Title of Class of Securities)
87164C102
(CUSIP Number)
Synutra International, Inc. The Synutra International Building 106 Dong Lu Yuan Tongzhou District, Beijing 101101 People’s Republic of China +86 10 5801 6688	Beams Power Investment Limited Beams Power Merger Sub Limited Liang Zhang Xiuqing Meng 103 Dong Lu Yuan Tongzhou District, Beijing 101101 People’s Republic of China +86 10 5801 6800
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
With copies to:

Ling Huang, Esq.
Denise Shiu, Esq.
Cleary Gottlieb Steen & Hamilton LLP
45th Floor, Fortune Financial Center
5 Dong San Huan Zhong Lu
Chaoyang District, Beijing 100020
People’s Republic of China
+86 10 5920 1000

Dan Ouyang, Esq.
Zhan Chen, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
Unit 2901, 29F, Tower C
Beijing Yintai Centre
Chaoyang District, Beijing 100022
People’s Republic of China
+86 10 6529 8300
Howard Zhang, Esq. David Polk & Wardwell LLP 2201 China World Office 2 1 Jian Guo Men Wai Avenue Chaoyang District, Beijing 100004 People’s Republic of China +86 10 8567 5000
This statement is filed in connection with (check the appropriate box):
a	☑	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b	☐	The filing of a registration statement under the Securities Act of 1933.
c	☐	A tender offer
d	☐	None of the above
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☑
Calculation of Filing Fee
Transactional Valuation*		Amount of Filing Fee**
US$	125,176,920	US$	14,508.01
*
Calculated solely for the purposes of determining the filing fee. The filing fee is calculated based on the sum of 20,690,400 shares of common stock issued and outstanding as of December 8, 2016 (being the remainder of the 56,690,400 shares of common stock as of December 8, 2016 minus the 36,000,000 shares of common stock beneficially owned by the buyer group) multiplied by US$6.05 per share merger consideration (the “Transaction Valuation”).

**
The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) under the Securities Exchange Act of 1934, as amended and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2017, was calculated by multiplying the Transaction Valuation by 0.0001159.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting of the fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: US$14,508.01
Form or Registration No.: Schedule 14A
Filing Party: Synutra International, Inc.
Date Filed: December 9, 2016

Item 15 Additional Information	1
Item 16 Exhibits	2
i

INTRODUCTION
This Amendment No. 3 (this “Final Amendment”) to Rule 13E-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”):
•
Synutra International, Inc., a Delaware corporation (the “Company”), the issuer of the common stock, par value US$0.0001 per share (the “Common Stock”), that is subject to the transaction pursuant to Rule 13e-3 under the Exchange Act;

•
Beams Power Investment Limited, a company with limited liability incorporated under the laws of the British Virgin Islands (“Parent”);

•
Beams Power Merger Sub Limited, a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”);

•
Mr. Liang Zhang, the chairman and chief executive officer of the Company (“Mr. Zhang”); and

•
Ms. Xiuqing Meng, the spouse of Mr. Zhang and the sole shareholder and director of Parent (“Ms. Meng”).

In this Transaction Statement, we refer to Parent, Merger Sub, Mr. Zhang and Ms. Meng collectively as the “buyer group.”
This Transaction Statement relates to the agreement and plan of merger, dated as of November 17, 2016, by and among Parent, Merger Sub and the Company (the “merger agreement”), pursuant to which Merger Sub was merged with and into the Company with the Company continuing as the surviving company (the “merger”).
This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of this Transaction Statement.
All information contained in this Transaction Statement concerning each Filing Person has been supplied by such Filing Person.
Item 15   Additional Information
Item 15(b) is hereby amended and supplemented as follows:
On April 28, 2017, at 11:00 a.m. (Beijing Time), a special meeting of the stockholders of the Company was held at the Synutra International Building, 106 Dong Lu Yuan, Tongzhou District, Beijing 101101, China. At the special meeting, the stockholders of the Company voted in favor of, among others, the proposal to adopt the merger agreement.
On May 15, 2017, the Company filed a Certificate of Merger with the Secretary of State of the State of Delaware, pursuant to which the merger became effective on May 15, 2017. As a result of the merger, the Company ceased to be a publicly traded company and became wholly owned by Parent.
At the effective time of the merger, (a) each share of the Common Stock of the Company issued and outstanding immediately prior to the effective time of the merger (other than the excluded shares and the dissenting shares, as defined below) was converted into the right to receive the per share merger consideration of US$6.05 without interest and subject to any applicable withholding taxes; (b) each share of the Common Stock held by (i) any of Parent, Merger Sub and any other direct or indirect subsidiary of Parent and (ii) the Company ((i) and (ii) collectively, the “excluded shares”) was automatically cancelled and no payment or distribution was made to the holders of such excluded shares; and (c) each share of the Common Stock owned by stockholders of the Company who had properly and validly perfected and had not effectively withdrawn or lost their appraisal rights pursuant to Section 262 of the General Corporation

Law of the State of Delaware (the “dissenting shares”) was cancelled, and each holder of the dissenting shares ceased to have any rights with respect thereto, except for the right to receive the fair value of such shares as determined in accordance with the provisions of the General Corporation Law of the State of Delaware.
As a result of the merger, the shares of the Common Stock of the Company will no longer be listed on the NASDAQ Global Select Market (the “NASDAQ”). The Company has requested the NASDAQ to file Form 25 with the SEC to notify the SEC of the delisting of the Company’s shares on the NASDAQ and deregistration of the Company’s registered securities under the Exchange Act. The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company intends to suspend its reporting obligations under the Exchange Act by filing a certification and notice on Form 15 with the SEC in approximately ten days. The Company’s reporting obligations under the Exchange Act will be suspended immediately as of the filing date of the Form 15 and will terminate once the deregistration becomes effective.
Item 16   Exhibits
The list of exhibits in the Exhibit Index to this Transaction Statement is incorporated herein by reference.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: May 16, 2017
Synutra International, Inc.
By:	/s/ Jinrong Chen
Name:	Jinrong Chen
Title:	Director and Chairman of the Special Committee
Beams Power Investment Limited
By:	/s/ Xiuqing Meng
Name:	Xiuqing Meng
Title:	Director
Beams Power Merger Sub Limited
By:	/s/ Liang Zhang
Name:	Liang Zhang
Title:	Director
Liang Zhang
/s/ Liang Zhang
Xiuqing Meng
/s/ Xiuqing Meng

Exhibit Index
(a)-(1)	Proxy Statement of Synutra International, Inc., incorporated by reference to the Schedule 14A filed with the SEC on March 9, 2017.
(a)-(2)	Notice of Special Meeting of Stockholders of the Company, incorporated herein by reference to the Proxy Statement.
(a)-(3)	Form of Proxy Card, incorporated herein by reference to the Proxy Statement.
(a)-(4)	Press Release issued by the Company, dated January 15, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on January 15, 2016.
(a)-(5)	Press Release issued by the Company, dated January 22, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on January 22, 2016.
(a)-(6)	Press Release issued by the Company, dated February 2, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 2, 2016.
(a)-(7)	Press Release issued by the Company, dated February 5, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on February 5, 2016.
(a)-(8)	Press Release issued by the Company, dated November 17, 2016, incorporated herein by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 17, 2016.
(b)-(1)	Debt Commitment Letter issued by Shanghai Pudong Development Bank Co., Ltd. to Parent, dated November 17, 2016, incorporated herein by reference to Exhibit 99.5 to the Amendment No. 6 to Schedule 13D filed by the buyer group with the SEC on November 18, 2016.
(c)-(1)	Opinion of Houlihan Lokey Capital, Inc., dated November 17, 2016, incorporated herein by reference to Annex B to the Proxy Statement.
(c)-(2)	Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated June 3, 2016.*
(c)-(3)	Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated September 8, 2016.*
(c)-(4)	Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated November 11, 2016.*
(c)-(5)	Discussion Materials prepared by Houlihan Lokey Capital, Inc. for discussion with the Special Committee, dated November 17, 2016.*
(d)-(1)	Agreement and Plan of Merger, dated as of November 17, 2016, among the Company, Parent and Merger Sub, incorporated herein by reference to Annex A to the Proxy Statement.
(d)-(2)	Limited Guarantee, dated as of November 17, 2016 by Mr. Zhang and Ms. Meng in favor of the Company, incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Company with the SEC on November 17, 2016.
(f)-(1)	Rights of Appraisal, incorporated herein by reference to the section titled “Rights of Appraisal” in the Proxy Statement.
(f)-(2)	Section 262 of the Delaware General Corporation Law, incorporated herein by reference to Annex D to the Proxy Statement.
(g)	Not applicable.

*
Previously filed on December 9, 2016.